1 / 1 FERROVIAL SE ANNOUNCES THE RESIGNATION OF NON-EXECUTIVE DIRECTOR MS. ALICIA REYES Amsterdam, 19 January 2026. Ferrovial SE (“Ferrovial”) today announces that Ms. Alicia Reyes has resigned as a non- executive director of Ferrovial for personal and professional reasons, with effect from 19 January 2026. Ms. Reyes served on Ferrovial’s Board of Directors since 2021. The Board of Directors of Ferrovial would like to thank Ms. Alicia Reyes for her contributions and dedicated service to Ferrovial during her tenure. The composition of Ferrovial’s Board of Directors and its Committees can be found on Ferrovial’s website (https://www.ferrovial.com/)